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                                                                    EXHIBIT 12.2

                  HOST MARRIOTT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      (In millions, except ratio amounts)

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                                                                Thirty-six     Thirty-six
                                                                weeks ended    weeks ended
                                                               September 11,  September 12,                Fiscal Year
                                                               -------------  -------------  --------------------------------------
                                                                   1998           1997        1997    1996    1995    1994    1993
                                                               -------------  -------------  ------  ------  ------  ------  ------
Income from operations before income taxes....................    $ 175          $  66        $ 83    $ (8)   $(75)   $(16)   $(65)
Add (deduct)
  Fixed charges...............................................      298            251         378     285     206     184     157
  Capitalized interest........................................       (1)            --          (1)     (3)     (5)    (10)     (8)
  Amortization of capitalized interest........................        4              3           5       7       6       8       5
  Net losses related to certain 50% or less owned affiliate...        1             (1)         (1)      1       2       5      22
  Minority interest in consolidated affiliates................       36             36          32       6       2       1       1
                                                               -------------  -------------  ------  ------  ------  ------  ------
Adjusted earnings.............................................    $ 513          $ 355        $496    $288    $136    $172    $112
                                                               =============  =============  ======  ======  ======  ======  ======

Fixed charges and preferred stock dividends:
  Interest on indebtedness and amortization of deferred
    financing costs...........................................    $ 245          $ 198        $302    $239    $178    $165    $147
  Dividends on Convertible Preferred Securities of
    Subsidiary Trust..........................................       26             26          37       3      --      --      --
  Portion of rents representative of the interest factor......       27             27          39      33      17      11       2
  Debt service guarantee interest expense of
    unconsolidated affiliates.................................       --             --          --      10      11       8       8
                                                               -------------  -------------  ------  ------  ------  ------  ------
Total fixed charges and preferred stock dividends.............    $ 298          $ 251        $378    $285    $206    $184    $157
                                                               =============  =============  ======  ======  ======  ======  ======

Ratio of earnings to fixed charges and preferred stock
dividends.....................................................     1.72           1.41        1.31    1.01      --      --      --
Deficiency of earnings to fixed charges and
preferred stock dividends.....................................       --             --          --      --      70      12      45
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